SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 16, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
—————————
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. TURKCELL COMPLETED THE CAPITAL INCREASE PROCEDURES

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. TURKCELL PROVIDES UPDATE ON INTERCONNECTION DISPUTE WITH TURK TELEKOM

TURKCELL COMPLETED THE CAPITAL INCREASE PROCEDURES

Subject:  Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell completed the procedures regarding the capital increase of TL974,639,361,000,000 (1.949278722% bonus issue) from TL500,000,000,000,000 to TL1,474,639,361,000,000. Accordingly, the Capital Market Boards (CMB) granted Turkcell the certificate, which states that the capital increase has been completed in compliance with the rules and procedures applied by the CMB and that will be used in the registration and announcement of the capital increase.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Selen Doganca	Ruhi Dogusoy
Planning and System Control	Chief Operations Manager
09.09.2004, 17:30	09.09.2004, 17:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL PROVIDES UPDATE ON INTERCONNECTION DISPUTE WITH TURK TELEKOM

Subject:  Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Today, various media reports stated that Turkcell and Turk Telekom, the state-owned fixed line monopoly, has reached an amicable settlement on the dispute regarding the annulment of the Annex 1-A.1 of the interconnection agreement, which deals with call termination pricing between parties, and suggested a cash amount subject to the settlement.

Based on the Cabinet’s decree dated August 18, 2004, and the managements estimates based on settlement strategies, Turkcell reported TL788,920,964 million (US$531 million) in net legal provisions in its financial tables as of June 30, 2004.

As the settlement process continues, conclusion of the aforementioned dispute is not yet reached. Developments regarding this subject will be announced.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ekrem Tokay
Investor Relations	Chief Financial OFficer
16.09.2004, 12:00	16.09.2004, 12:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 16, 2004	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer